NO ACT

DC
PE
1-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023769

January 24, 2008

Lori B. Marino
Vice President & Counsel,
Corporate Law
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/24/2008

Re: Medco Health Solutions, Inc.

Dear Ms. Marino:

This is in regard to your letter dated January 23, 2008 concerning the shareholder proposal submitted by the Benedictine Sisters Charitable Trust for inclusion in Medco's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Medco therefore withdraws its January 18, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

William A. Hines
Special Counsel

cc: Sr. Susan Mika
Director, Corporate Responsibility
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216

Lori B. Marino
Vice President & Counsel,
Corporate Law

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 269 2880
lori_marino@medco.com

medco®

January 18, 2008

SEC
Mail Processing
Section

JAN 18 2008

Washington, DC
105

VIA COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(i)(10)
Omission of Shareholder Proposal – Universal Healthcare

Ladies and Gentlemen:

Medco Health Solutions, Inc. ("Medco" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from the Benedictine Sisters (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (together, the "proxy materials") for its 2008 Annual Meeting of Shareholders. Medco intends to omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(10) (substantially implemented). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company omits the Proposal from its proxy materials.

In accordance with Rule 14a-8(j) of the Exchange Act, enclosed are six copies of this letter and the attachments to this letter. By copy of this letter, Medco notifies the Proponent of its intention to omit the Proposal from its proxy materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before Medco intends to file its definitive proxy materials with the Commission. Medco agrees to promptly forward to the Proponent any Staff response to Medco's no-action request that the Staff transmits to Medco by facsimile.

The Proposal

A copy of the Proposal is set forth in Exhibit 1. (A copy of a letter from a co-Proponent, withdrawing the proposal on behalf of the Province of St. Joseph of the Capuchin Order, is attached as Exhibit 2). The resolution is as follows:

"RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine):

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable)."

Reason for Omission: Substantial Implementation/Mootness (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal if the company has "substantially implemented" the action requested. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). Shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal or has implemented the essential objective of the proposal. *See, for example, Tellular Corp.* (December 5, 2003); *Cisco Systems, Inc.* (August 11, 2003); *The Talbots, Inc.* (April 5, 2002).

Medco has gone beyond substantial implementation; the Company has fully implemented the Proposal. On January 11, 2008, Medco's Board of Directors adopted the following resolutions, which are posted on Medco's website at www.medco.com under the Investors Tab:

WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation to adopt health care principles as outlined by the Institute of Medicine; and

WHEREAS, the Board of Directors of the Corporation recognizes that these principles are general and is supportive of the Corporation taking such principles into account in operating its business;

NOW, THEREFORE, BE IT:

RESOLVED, that the Board of Directors determines that it is in the best interests of the Corporation to adopt the following principles:

1. Health care coverage should be universal.

2. Health care coverage should be continuous.

3. Health care coverage should be affordable to individuals and families.

4. The health insurance strategy should be affordable and sustainable for society.

5. Health insurance should enhance health and well-being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

Since Medco has fully implemented the Proposal, the Company respectfully submits that the Proposal should be excluded pursuant to Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, please confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Medco's 2008 proxy materials.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2008 proxy materials, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 269-2880 and would appreciate it if you would send your response to me by facsimile to that number. The primary sponsor of the Proposal may be reached by contacting Rev. Michael Crosby at (414) 271-0735 or Sr. Susan Mika at (210) 348-6704 and by facsimile at (414) 271-0637 and (210) 348-6745, respectively.

Very truly yours,

Lori B. Marino

Lori B. Marino

Cc:
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216
Attn: Sr. Susan Mika
Fax: 210-348-6745

Attn: Rev. Michael Crosby
Fax: 414-271-0637

David B. Snow, Jr. (Medco Health Solutions, Inc.)
David S. Machlowitz (Medco Health Solutions, Inc.)

EXHIBIT 1



Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

December 12, 2007

DAVID B. SNOW, JR. – CHAIR & CEO
MEDCO HEALTH SOLUTIONS, INC.
100 PARSONS POND DRIVE
FRANKLIN LAKES, NJ 07417

Dear Mr. Snow,

On behalf of the Benedictine Sisters Charitable Trust, I write to give notice that pursuant to the 2008 proxy statement of Medco Health Solutions, Inc. and Rule 14a-8 under the Securities Exchange Act of 1934, the Trust intends to co-file the attached proposal with Province of St. Joseph of the Capuchin Order (Midwest Capuchins) at the 2008 annual meeting of shareholders. The Benedictine Sisters Charitable Trust is a beneficial owner of 1,000 shares and has held these shares for over one year. In addition, the Trust intends to hold the shares through the date on which the Annual Meeting is held.

Rev. Michael Crosby will be our representative regarding this resolution and can be reached at 414-271-0735.

Sincerely,

Sr. Susan Mika, OSB
Director, Corporate Responsibility

Enclosure

Health Care Reform Principles - Pharma
2008 – Medco Health Solutions, Inc.

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:
1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement
As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

EXHIBIT 2

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

Letter being sent by Fax and U.S. mail

January 14, 2008

Ms. Lori B. Marino, Vice President & Counsel, Corporate Law
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, New Jersey 07417

Dear Ms. Marino:

Thank you for the call we had last Friday, January 11, 2008. I was pleased to her you tell me that, earlier in the day, in response to our shareholder resolution requesting the Board to consider adoption of the Institute of Medicine's Principles that the Medco Board had indeed determined that it was in the best interests of the Company to adopt health care principles as outlined by the IOM.

When you asked me to withdraw our resolution I asked you to put this into writing. I thank you for giving me this confirmation via e-mail this morning.

Since Medco has done what we asked in our filing letter and resolution of November 5, 2007, as Corporate Responsibility Agent of the Province of St. Joseph of the Capuchin Order, I hereby withdraw the resolution we filed with Medco because you have positively responded to our request.

I look forward to being told how you will be promoting these principles.

Sincerely yours,

Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

CCorporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.271.0735
Fax: 414.271.0637
Cell: 414.406.1265
mikecrosby@aol.com

November 5, 2007

David B. Snow, Jr, Chairman and Chief Executive Officer
Medco Health Solutions
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Dear Mr. Snow:

In early October, 2007 I sent you a letter asking you various questions related to the position of Medco Health Solutions vis-à-vis issues of importance related to health care accessability in the USA. I asked for a response by October 15, 2007. I know that was quick but I still have heard nothing from you. Hence the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Medco Health Solutions common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated November 5, 2006.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Medco Health Solutions shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As always, I hope we can come to a mutually beneficial way of addressing the issue that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

Health Care Principles for the Health Care Industry

The overriding domestic policy concern of U.S. citizens involves some form of universal health care. Besides the Iraqi war, the greatest public policy issue in the 2008 presidential campaign has been universal health care reform.

Most citizens want their government to "guarantee health insurance for all Americans," particularly children. They say they'd pay higher taxes to make this possible, although they disagree about how to achieve this.

Given such findings, health care reform has become an overriding public policy issue for the health care industry, including our company. Its paid lobbyists seek to influence elected leaders regarding the company's position. Often this occurs in less-than-transparent ways and, at times, against the interests of its stakeholders.

In 2006, the health sector spent $351.1 million to lobby the federal government. This represents 13.8% of all spending on lobbying. It nearly equals similar spending by the financial sector. Within the health sector, manufacturers of drugs, medical devices, and other health care products spent the most. Between 1998 and 2006, the AMA, the American Hospital Association, AARP, and PhRMA spent, respectively, the second, fourth, sixth, and seventh most on lobbying.

Although contributions from the health sector to presidential and other federal candidates may increase, they are projected to be dwarfed by the overall amount the health industry spends to lobby. Most of this occurs without shareholder consent and that of other stakeholders whose public policy interests may be opposed to those of our company.

Currently, there is broad support across most sectors of the United States for "fundamental changes in" or "completely rebuilding" the health care system. Our company can no longer hide behind any veil or secrecy or argue that its lobbying to affect public policy is "ordinary business," especially when polls show that the goals of such lobbying may be diametrically opposed to the stated interests of ordinary citizens such as its consumers.

Existing law demands companies reveal the amount they spend on lobbying but not what they lobby for. Because such lobbying by the health care industry, including that of our company, actually may counter the underlying interests of its shareholders, therefore,

RESOLVED: shareholders urge the Board of Directors to adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable).

Supporting Statement

As shareholders, we believe publicly-held companies should be accountable to the public on their positions on critical public policy issues, such as universal health care. This is especially urgent for those in the health care industry. We urge the Board to report annually about how it is implementing such principles and ask fellow shareholders to support this resolution.

Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
MikeCrosby@aol.com

January 21, 2008

SEC
Mail Processing
Section

JAN 22 2008

Washington, DC
104

U.S. Securities and Exchange Commission
Division of Corporate Finance, Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(i)(10) and Medco

Ladies and Gentlemen:

This morning I received via overnight mail a copy of a communication sent you from Medco Health Solutions, Inc. regarding our original shareholder resolution filed with it on November 5, 2007.

Surprisingly, Medco's January 18 letter included as Exhibit 2 a fax I sent 01.14.08 (four days before the January 18 letter). It was a letter withdrawing our resolution (see Exhibit 2 of the Medco filing 01.18.08). Why then would Medco, in its January 18 letter ask for a ruling of "no action" on the original 11.05.08 filing when we withdrew it 01.14.08 and promised that the co-filers would do so as well? Given my January 14 letter withdrawing our resolution, the SEC has nothing to rule on.

I have e-mailed Ms. Lori Marino a note (enclosed) asking for clarification of this confusing and unnecessary action on the part of Medco. There is no need for any ruling by the SEC on the 11.05.07 resolution because that resolution has been withdrawn. Indeed, we withdrew our resolution because the Company had acted favorably toward our resolution of 11.05.07 by actually adopting the very thing we requested. It did this at its 01.11.08 Board meeting.

Therefore, again, no action at all is needed by the SEC in response to the Medco letter to the SEC of 01.18.08. There simply is no resolution left for it to act on. Why Medco wrote you is inexplicable, given my commit to it that we and our co-filers had or were withdrawing our resolution.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree with my interpretation that there is no need for it to do anything vis-à-vis the matters discussed in this communication or, for that matter, the January 18, 2008 letter of Medco to the SEC, please contact me at 414.406.1265.

Very truly yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
cc. Lori B. Marino, David B. Snow, Jr., David S. Machlowitz, Sr. Susan Mika, Sr. Susan Vickers

Subj: **Crosby Concern**
Date: 1/21/2008 9:18:34 A.M. Central Standard Time
From: MikeCrosby
To: lori_marino@medco.com

Dear Ms. Marino:
I am confused by the overnight letter I just received this AM from Medco. You have asked for a "no action" letter on the part of the SEC to our resolution. Yet you include in the very submission requesting this "no action" my January 14 FAX to you stating that we had withdrawn our resolution. Therefore, as of the day of your filing with the SEC there is no resolution.
Could you please clarify this?
Michael Crosby, OFMCap.

Lori B. Marino
Vice President & Counsel,
Corporate Law

Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

tel 201 269 5869
fax 201 269 2880
lori_marino@medco.com

medco®

January 23, 2008

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the Benedictine Sisters*
Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8(i)(10)

Ladies and Gentlemen:

On January 18, 2008, Medco Health Solutions, Inc. ("Medco" or the "Company") submitted a request for a no-action letter to the staff of the Division of Corporation Finance requesting that the staff concur with our view that, for the reasons stated in the request, the shareholder proposal (the "Proposal") from the Benedictine Sisters (the "Proponent") may be properly omitted from the Company's proxy statement and form of proxy (together, the "proxy materials") for its 2008 Annual Meeting of Shareholders.

On January 22, 2008, Medco received a letter from Sr. Susan Mika, Director, Corporate Responsibility of the Proponent. The letter informed Medco that the Proponent was withdrawing the Proposal in light of the actions already taken by Medco in response to the Proposal. A copy of the withdrawal letter is enclosed as Exhibit A.

Based on the withdrawal of the Proposal by the Proponent, Medco is hereby withdrawing the request for a no-action letter.

If the Staff has any questions with respect to the foregoing, please contact me at (201) 269-5869. I also may be reached by facsimile at (201) 269-2880.

Very truly yours,

Lori B. Marino

Lori B. Marino

Cc:
Benedictine Sisters
285 Oblate Drive
San Antonio, TX 78216
Attn: Sr. Susan Mika
Fax: 210-348-6745

Attn: Rev. Michael Crosby
Fax: 414-271-0637

David B. Snow, Jr. (Medco Health Solutions, Inc.)
David S. Machlowitz (Medco Health Solutions, Inc.)

79842_1.DOC



EXHIBIT A

Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax

January 22, 2008

Lori B. Marino
Vice President and Counsel
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417

Dear Lori Marino,

Having reached an agreement with Medco Health Solutions on how to proceed, I hereby withdraw the stockholder resolution filed for the 2008 proxy season. This withdrawal is on behalf of the Benedictine Sisters Charitable Trust.

Thank you for taking the step to have the Board adopt the Health Care Reform Principles. We look forward to having other conversations about this.

Sincerely,

Sr. Susan Mika

Sr. Susan Mika
Director, Corporate Responsibility

Cc: Fr. Mike Crosby

END